Exhibit 2.8

Execution Version

AMENDMENT TO SEPARATION, DISTRIBUTION AND SALE AGREEMENT

AMENDMENT TO SEPARATION, DISTRIBUTION AND SALE AGREEMENT, dated as of January 25, 2019 (this “Amendment”), to the Separation, Distribution and Sale Agreement, dated as of May 20, 2018 (the “Separation Agreement”), is entered into between General Electric Company, a New York corporation (the “Company”), and Westinghouse Air Brake Technologies Corporation, a Delaware corporation (“Parent”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Separation Agreement.

WHEREAS, the Company, SpinCo, Parent and Direct Sale Purchaser entered into the Separation Agreement as of May 20, 2018;

WHEREAS, Section 7.06 of the Separation Agreement permits the parties to amend the Separation Agreement by an instrument in writing signed by the Company and Parent;

WHEREAS, under the Merger Agreement and the Separation Agreement, Parent agreed to acquire the Company’s Transportation business by effecting a series of transactions, including the Merger (“GE Transportation Acquisition”), for a combination of $2.9 billion in cash, certain additional payments in respect of tax benefits, assumption of certain liabilities and the issuance of shares of Parent Common Stock in an amount equal to approximately 50.1% of the outstanding Parent Common Stock (on a Fully Diluted Basis (as defined in the Merger Agreement, as amended)) after giving effect to the Merger (collectively, the “Transaction Value”), with the Company receiving approximately 9.9% of the outstanding Parent Common Stock (on a Fully Diluted Basis) after giving effect to the Merger and the Company’s stockholders receiving approximately 40.2% of the outstanding Parent Common Stock (on a Fully Diluted Basis) after giving effect to the Merger, as a result of the Spin- or Split-off of SpinCo to the Company’s stockholders immediately prior to the Merger;

WHEREAS, the Company and Parent desire to amend the Separation Agreement;

WHEREAS, contemporaneously with their entry into this Amendment, the Company and Parent are entering into an amendment to the Merger Agreement (the “Merger Agreement Amendment” and together with this Amendment, the “Amendments”);

WHEREAS, pursuant to the Amendments:

●	The terms of the GE Transportation Acquisition remain the same in all material respects, except that Parent will issue 3,300,000 fewer shares of Parent Common Stock in the Merger;

●
In consideration for, and on the same date as, the SpinCo Transfer, the Company shall receive (a) a number of shares of SpinCo Common Stock such that, after the SpinCo Transfer, the Company will own approximately 8,700,000,000 shares of SpinCo Common Stock, (b) 15,000 shares of SpinCo Class A Preferred Stock (as defined in the Separation Agreement as amended by this Amendment), (c) 10,000 shares of SpinCo Class B Preferred Stock (as defined in the Separation Agreement as amended by this Amendment) and (d) one share of SpinCo Class C Preferred Stock (as defined in the Separation Agreement as amended by this Amendment);

●
Immediately prior to, and on the same date as, the Merger, (a) the Company shall spin off all of the SpinCo Common Stock to the Company’s stockholders (the “Distribution”), and (b) the Company shall retain (i) all of the SpinCo Class A Preferred Stock, (ii) all of the SpinCo Class B Preferred Stock and (iii) all of the SpinCo Class C Preferred Stock (which, as a result of the Merger, will be converted into the right to receive (A) shares of Parent Class A Preferred Stock, convertible into 15% of the shares of Parent Common Stock (on a Fully Diluted Post-Merger Basis) and (B) a number of shares of Parent Common Stock equal to 9.9% of the shares of Parent Common Stock (on a Fully Diluted Post-Merger Basis));

●	Immediately prior to the Merger Effective Time, Parent shall pay to the Company $10,000,000 in cash in exchange for all of the shares of SpinCo Class B Preferred Stock; and

●
On the terms and subject to the conditions in the Amendments, as consideration for the Merger, Parent shall issue a number of shares of Parent Common Stock equal to approximately 49.2% of Parent Common Stock (on a Fully Diluted Post-Merger Basis) as follows: (a) in exchange for the SpinCo Common Stock held by the Company’s stockholders, approximately 24.3% of the outstanding Parent Common Stock (on a Fully Diluted Post-Merger Basis), and (b) in exchange for the share of SpinCo Class C Preferred Stock held by the Company, (i) 10,000 shares of Parent Class A Preferred Stock that, in the aggregate, are convertible, upon specified sales or transfers by the Company of such shares of Parent Class A Preferred Stock (pursuant to the terms and conditions of the Parent Class A Preferred Stock), into a number of shares of Parent Common Stock equal to 15% of the outstanding Parent Common Stock (on a Fully Diluted Post-Merger Basis) and (ii) a number of shares of Parent Common Stock equal to 9.9% of the outstanding Parent Common Stock (on a Fully Diluted Post-Merger Basis).

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained herein, and intending to be legally bound hereby, the Company and Parent hereby agree as follows:

1.    Recitals.

a.	The 2nd recital to the Separation Agreement is hereby amended and replaced in its entirety as follows:

“WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of the date hereof, as amended on January 25, 2019 (the “Merger Agreement”), among the Company, SpinCo, Parent and Wabtec US Rail Holdings, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”), immediately following the Distribution, Merger Sub will merge with and into SpinCo (the “Merger”) and, in connection with the Merger, SpinCo Common Stock will be converted into the right to receive shares of common stock of Parent, par value $0.01 per share (“Parent Common Stock”), and SpinCo Class C Preferred Stock will be converted into the right to receive shares of Parent Class A Preferred Stock (as defined in the Merger Agreement) and shares of Parent Common Stock, on the terms and subject to the conditions set forth in the Merger Agreement;”.

b.	The 7th recital to the Separation Agreement is hereby amended and restated in its entirety to read as follows:

“WHEREAS, to implement the Separation, following the Internal Reorganization, the Direct Sale and the SpinCo Transfer, and upon the terms and conditions set forth in this Agreement, the Board has determined to distribute all of the shares of SpinCo Common Stock outstanding immediately prior to the Distribution (such shares, the “Distribution Shares,” which is expected to be approximately 8,700,000,000) to the Company’s stockholders by way of a pro rata dividend (the “Distribution”);”.

c.	The 9th recital to the Separation Agreement is hereby amended by inserting the word “and” at the end thereof.

d.	The 10th recital to the Separation Agreement is hereby amended and restated in its entirety to read as follows:

“WHEREAS, the parties intend that, for U.S. federal income Tax purposes, the Internal Reorganization, the SpinCo Transfer, the Distribution and the Merger will be treated in accordance with the Intended Tax Treatment (as defined in the Tax Matters Agreement).”

e.	The 8th and 11th recitals to the Separation Agreement are hereby deleted in their entirety.

2.    Section 1.01(a).  Section 1.01(a) of the Separation Agreement is hereby amended as follows:

a.	by deleting the definitions of “Company’s Parent Shares”, “Distribution Share Maximum”, “Distribution Share Minimum” and “Tax-Free Status” in their entirety;

b.
by amending the definition of “Record Date” to delete the phrase “, to the extent the Distribution is effected through a One-Step Spin-Off, or in connection with any Clean-Up Spin-Off” in its entirety.

c.
by amending the definition of “SpinCo Transfer” in Section 1.01(a) of the Separation Agreement by (i) deleting the word “the” before the words “SpinCo Common Stock” and (ii) inserting the words “, the issuance of the SpinCo Preferred Stock” immediately after the words “SpinCo Common Stock”.

3.    Section 1.01(b).

a.
Section 1.01(b) of the Separation Agreement is hereby amended by adding the terms (a) “Distribution Shares” (and its corresponding section reference) between the terms “Distribution” and “Exchange Offer”, (b) “Parent Common Stock” (and its corresponding section reference) between “Parent” and “Privilege”, (c) “SpinCo Class A Preferred Stock”, “SpinCo Class B Preferred Stock”  and “SpinCo Class C Preferred Stock” (and their corresponding section references) between the terms “SpinCo Claim” and “SpinCo Deficit Amount”, and (d) “SpinCo Preferred Stock” (and its corresponding section reference) between the terms “SpinCo Independent Accounting Firm” and “SpinCo Proposed Statement”.

b.
Section 1.01(b) of the Separation Agreement is hereby amended by deleting the terms “Clean-Up Spin-Off”, “Distribution Share Maximum”, “Distribution Share Minimum”, “Exchange Offer” and “One-Step Spin-Off”.

4.    Section 2.01(d).  Section 2.01(d) of the Separation Agreement is hereby amended to delete the reference to “$2.9 billion” in the first sentence of Section 2.01(d) of the Separation Agreement and to replace it with “$2,875,000,000”.

5.    Section 2.02(a).  The first sentence of Section 2.02(a) of the Separation Agreement is hereby amended to replace the phrase “effective as of immediately prior to the Distribution Effective Time and immediately following the transactions contemplated by Section 2.01” with the phrase “effective as of the date of, or a date that shall be no more than five calendar days prior to, the date that the Company reasonably expects the Distribution Effective Time to occur”.

6.    Section 2.02(h).  Section 2.02(h) of the Separation Agreement is hereby amended and restated in its entirety to read as follows:  “[Intentionally Omitted]”.

7.    Section 2.12.  Section 2.12 of the Separation Agreement is hereby amended and restated in its entirety to read as follows:

“Section 2.12. Issuance of SpinCo Stock.  In connection with the Transfer of the SpinCo Assets and the assumption of the SpinCo Liabilities as provided in this Agreement, SpinCo will issue and deliver to the Company (a) a number of shares of SpinCo Common Stock in book-entry form such that immediately thereafter the Company owns 8,700,000,000 shares of SpinCo Common Stock, (b) 15,000 shares of Class A non-voting preferred stock (“SpinCo Class A Preferred Stock”) and 10,000 shares of Class B non-voting preferred stock (“SpinCo Class B Preferred Stock”) in each case on the terms set forth on Exhibit J, and (c) one share of Class C non-voting preferred stock (“SpinCo Class C Preferred Stock”, and together with the SpinCo Class A Preferred Stock and the SpinCo Class B Preferred Stock, the “SpinCo Preferred Stock”), on the terms set forth on Exhibit K.  Parent and the Company, acting in good faith, will mutually agree upon the Certificates of Designation for the SpinCo Class A Preferred Stock, SpinCo Class B Preferred Stock and SpinCo Class C Preferred Stock prior to the Closing.”

8.    Section 3.01.

a.	Section 3.01(a) of the Separation Agreement is hereby amended and replaced to read as follows: “[Intentionally Omitted]”.

b.	Section 3.01(b) of the Separation Agreement is hereby amended and replaced to read as follows:

“The Board (or a committee of the Board acting pursuant to delegated authority), in accordance with all Applicable Laws and the rules and regulations of NYSE, shall set the Record Date and the Distribution Date, and the Company shall establish appropriate procedures in connection with the Distribution, and shall declare, pay and otherwise effectuate the Distribution, in accordance with all Applicable Laws and the rules and regulations of NYSE.  In connection with the Distribution, the Distribution Shares will be distributed to Record Holders in the manner determined by the Company and in accordance with Section 3.02. The Company hereby agrees (i) to set a Record Date of no later than February 14, 2019, subject to the SpinCo Registration Statement becoming effective on or prior to February 14, 2019; provided that, if the SpinCo Registration Statement becomes effective after February 14, 2019, the Company shall set a Record Date of no later than the date on which the SpinCo Registration Statement becomes effective, and (ii) to set the Distribution Date no later than 10 days after the SpinCo Registration Statement becomes effective (provided that, if the 10th day falls on a day other than a Business Day, the Distribution Date shall be the immediately following Business Day).”

c.	Section 3.01(c). Section 3.01(c) of the Separation Agreement is hereby amended and replaced to read as follows: “[Intentionally Omitted]”.

9.    Section 3.02.

a.	Section 3.02(a) of the Separation Agreement is hereby amended and replaced to read as follows:

“(a)       In the Distribution, subject to the terms and conditions established pursuant to Section 3.01(b), each Record Holder shall be entitled to receive a number of shares of SpinCo Common Stock equal to the number of Distribution Shares multiplied by a fraction, the numerator of which is the number of shares of Company Common Stock held by the Record Holder on the Record Date and the denominator of which is the total number of shares of Company Common Stock outstanding on the Record Date (excluding treasury shares held by the Company).”

b.	Section 3.02(b) of the Separation Agreement is hereby amended and replaced to read as follows: “[Intentionally Omitted]”.

10.  Section 3.03.  The second proviso in the first sentence of Section 3.03 of the Separation Agreement is hereby amended and replaced in its entirety to read as follows: “provided that such conditions shall be required to remain satisfied (or capable of being so satisfied, as applicable) from the commencement of Distribution through the consummation of the Distribution”.

11.   Section 3.04.  Section 3.04(b) of the Separation Agreement shall be amended as follows:

a.
The first sentence of Section 3.04(b) of the Separation Agreement shall be amended and restated to read as follows:  “Upon consummation of the Distribution, the Company shall deliver to the Exchange Agent book-entry shares representing the Distribution Shares being distributed in the Distribution for the account of the Company stockholders that are entitled to such shares.”

b.	The second sentence of Section 3.04(b) of the Separation Agreement shall be deleted in its entirety.

12.  Exhibit E. The Separation Agreement is hereby amended by amending and restating Exhibit E thereto in the form set forth as Exhibit A of this Amendment.

13.  Exhibit J.  The Separation Agreement is hereby amended by adding Exhibit B of this Amendment to the Separation Agreement as Exhibit J thereto.

14.  Exhibit K.  The Separation Agreement is hereby amended by adding Exhibit C of this Amendment to the Separation Agreement as Exhibit K thereto.

15.  Ukraine Arrangements.  With respect to the arrangements set forth as #12 on Schedule 1.01(e) of the Separation Agreement (the “Ukraine Arrangements”), the Company and Parent agree that (a) any Liability of the Company or any of its Affiliates relating to the Ukraine Arrangements that would have constituted a Tiger Liability if the applicable Asset or Liability had been transferred pursuant to Section 2.01 or 2.02 of the Separation Agreement will continue to constitute a Tiger Liability (including for purposes of Article 5 of the Separation Agreement) and (b) any Liability of Parent or any of its Affiliates relating to the Ukraine Arrangements that would have constituted an Excluded Liability if the applicable Asset or Liability had been transferred pursuant to Section 2.02 of the Separation Agreement will continue to constitute an Excluded Liability (including for purposes of Article 5 of the Separation Agreement).

16.  Conveyance and Assumption Instruments.

a.	As used in any Conveyance and Assumption Instrument, the term “Permitted Affiliate” means any Subsidiary of Parent, other than Merger Sub or any of Merger Sub’s Subsidiaries.

b.
The parties hereby agree that, to the extent that (i) the Applicable Laws of any foreign jurisdiction will require a portion of the Direct Sale Adjustment Amount to be paid in a currency other than United States dollars (“local currency”) or (ii) any Conveyance and Assumption Instrument provides for a portion of the Direct Sale Adjustment Amount to be paid in local currency, it will be so paid and the Direct Sale Adjustment Amount otherwise payable under the Separation Agreement shall be appropriately adjusted to take into account the aggregate amount paid in such local currency such that the aggregate amount paid in local currency and under the Separation Agreement equals the amount that would have been paid under the Separation Agreement if there were no local currency payments required.  For this purpose, any amounts paid in local currency shall be translated into United States dollars using an exchange rate as provided in the Accounting Principles.

c.
The parties hereby agree that, to the extent that (i) the Applicable Laws of any foreign jurisdiction will require a portion of the Direct Sale Purchase Price to be paid in local currency or (ii) any Conveyance and Assumption Instrument provides for a portion of the Direct Sale Purchase Price to be paid in local currency, it will be so paid and the Direct Sale Purchase Price otherwise payable under the Separation Agreement shall be appropriately adjusted to take into account the aggregate amount paid in such local currency such that the aggregate amount paid in local currency and under the Separation Agreement equals the amount that would have been paid under the Separation Agreement if there were no local currency payments required.  For this purpose, any amounts paid in local currency shall be translated into United States dollars using an exchange rate as provided in the Accounting Principles, except that the it will be determined as of the fifth Business Day immediately preceding the Distribution Effective Time.

d.
Except for any Conveyance and Assumption Instrument that specifically refers to this Section 16.d. (each, an “Excluded Instrument”), the parties hereby agree that (i) each Conveyance and Assumption Instrument is subject in all respects to the terms and conditions of the Separation Agreement and the Tax Matters Agreement, (ii) neither the making nor the acceptance of any Conveyance and Assumption Instrument shall enlarge, diminish, restrict, amend or otherwise modify the terms of the Separation Agreement or the Tax Matters Agreement or constitute a waiver or release by the Company, Parent or any of their respective Subsidiaries of the liabilities, duties or obligations imposed upon any of them by the terms of the Separation Agreement or the Tax Matters Agreement and (iii) in the event of any conflict between the provisions of any Conveyance and Assumption Instrument and the provisions of the Separation Agreement or the Tax Matters Agreement, the provisions of the Separation Agreement or the Tax Matters Agreement, as applicable, shall govern and control.  In furtherance of the foregoing, the Company and Parent shall not, and shall cause their respective Affiliates not to, bring any claim for any cause of action under any Conveyance and Assumption Instrument (other than any Excluded Instrument).

17.  Amendments to Schedules and Annexes.

a.	Annex A-13 of the Separation Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit D hereto.

b.	Schedule 1.01(e) of the Separation Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit E hereto.

c.	Schedule 2.01(a) of the Separation Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit F hereto.

d.	Schedule 2.09 of the Separation Agreement is hereby deleted in its entirety.

18.  No Other Modification.  The Separation Agreement shall not be modified by this Amendment in any respect except as expressly set forth herein or in the Merger Agreement Amendment.

19.  Miscellaneous.  Sections 1.02 (Other Definitional and Interpretative Provisions), 7.02 (Counterparts), 7.12 (Governing Law; Jurisdiction), 7.13 (Waiver of Jury Trial) and 7.14 (Specific Performance) of the Separation Agreement are hereby incorporated into this Amendment mutatis mutandis as if set forth in full herein.  Each reference in the Separation Agreement (or in any and all instruments or documents provided for in the Separation Agreement or delivered or to be delivered thereunder or in connection therewith) to “this Agreement”, “hereunder”, “hereof”, “herein”, or words of like import shall, except where the context otherwise requires, be deemed a reference to the Separation Agreement as amended hereby. No reference to this Amendment need be made in any instrument or document at any time referring to the Separation Agreement, and a reference to the Separation Agreement in any of such instruments or documents will be deemed to be a reference to the Separation Agreement as amended hereby.  The parties agree that all references in the Separation Agreement to “the date hereof” or “the date of this Agreement” shall refer to May 20, 2018.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

GENERAL ELECTRIC COMPANY

By:	/s/ James Waterbury

	Name	James Waterbury
	Title:	Vice President

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

By:	/s/ David L. DeNinno

	Name:	David L. DeNinno
	Title:	Vice President, Secretary and General Counsel

[Signature Page to Separation Agreement Amendment]

Summary of Principal Terms of SpinCo Preferred Stock – First Amendment

Issuer	Transportation Systems Holdings Inc. (“SpinCo”).

Security Type	Non-voting cumulative perpetual preferred stock (the “Preferred Stock”).

Size	In the case of (i) SpinCo Class A Preferred Stock - $15 million and (ii) SpinCo Class B Preferred Stock - $10 million.

Purchase Price	$1,000 per share of Preferred Stock.

Dividends
Cumulative dividends at an annual rate of the three month LIBOR (as such value appears on Reuters Screen LIBOR01 Page as of 11:00 a.m., London time, on the Closing Date) plus 4.7% (such sum, the “Dividend Rate”), payable quarterly.[1]  Any unpaid dividends will accrue dividends at the Dividend Rate.  No dividends will be paid on any junior securities of SpinCo unless the full cumulative dividends on the Preferred Stock have been paid (for periods prior to the termination of Wabtec’s Credit Agreement, such restriction to only apply when SpinCo is a subsidiary guarantor under Wabtec’s Credit Agreement).  During the term of Wabtec’s Credit Agreement, Wabtec shall not permit SpinCo to cease to be a subsidiary guarantor under such Credit Agreement.

Priority
The Preferred Stock will rank pari passu with the SpinCo non-voting convertible Class C Preferred Stock and senior to the common stock of SpinCo (the “Common Stock”) and to all other classes or series of equity securities of SpinCo with respect to all rights upon a liquidation, dissolution or winding up (a “Liquidation”).

Liquidation Preference
In the event of a Liquidation of SpinCo, the holders of the Preferred Stock would be entitled to receive, prior to and in preference to the holders of the Common Stock, for each share of Preferred Stock held, an amount of proceeds equal to $1,000 per share plus accrued but unpaid dividends.

A (i) merger or consolidation (other than one in which stockholders of SpinCo own a majority (by voting power) of the outstanding shares of the surviving or acquiring corporation), (ii) sale, transfer, exclusive license or lease or other disposition of all or substantially all of the assets of SpinCo, or (iii) acquisition of beneficial ownership of at least a majority of the equity (measured by either voting power or economic interests) of SpinCo by a person or group (as that term is defined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934) other than Wabtec and its subsidiaries, will be treated as a Liquidation, thereby triggering payment of the preferences as described above.

[1]
The parties agree that the Dividend Rate is intended to result in the Preferred Stock having a fair market value equal to par immediately following the Closing. If, as a result of changes taking place after the date of this amendment, the Dividend Rate would result in the Preferred Stock having a fair market value different than par immediately following the Closing, the parties will cooperate in good faith to adjust the Dividend Rate to the extent necessary for the Preferred Stock to have a fair market value equal to par.

Voting Rights
The Preferred Stock will have no voting rights, except (i) for the right to elect one director to the SpinCo board of directors if the dividend has not been paid such that an arrearage of at least three full quarters of dividend payments exists (such board seat to remain until there is no arrearage) and (ii) as otherwise required by applicable law. The Preferred Stock will have class voting rights for amendments (including those effected by way of merger of SpinCo with another entity) that have an adverse discriminatory effect against the rights of the Preferred Stock relative to their effect on the rights of the other equity securities of SpinCo in any material respect.

Optional Redemption
The Preferred Stock will be redeemable, at the option of SpinCo, at any time following the seventh anniversary of the issuance of the Preferred Stock for a price equal to $1,000 per share plus accrued but unpaid dividends.

No Mandatory Redemption	The holders of the Preferred Stock will not have a right to require SpinCo to redeem the Preferred Stock.

Transfer Restrictions
The Preferred Stock will not be directly or indirectly transferrable prior to the first anniversary of issuance.  Thereafter, the Preferred Stock will be freely transferable, subject to any applicable securities laws, and upon any proposed transfer to any holder other than GE or a subsidiary thereof, such transfer shall be subject to the written consent of Wabtec (which consent shall not be unreasonably withheld, conditioned or delayed).

Mergers
For so long as the Preferred Stock is outstanding, SpinCo will not merge or consolidate with any other person unless the Preferred Stock either remains outstanding or is exchanged for equivalent securities of the surviving or acquiring company (except if such transaction is treated as a Liquidation as described above).

Summary of Principal Terms of SpinCo Class C Preferred Stock

Issuer	Transportation Systems Holdings Inc. (“SpinCo”).

Security Type	Non-voting convertible Class C preferred stock, par value $0.01 per share (the “SpinCo Class C Preferred Stock”).

Size	1 share of SpinCo Class C Preferred Stock.

Purchase Price	The SpinCo Class C Preferred Stock will be issued to General Electric Company (“GE”) in connection with the SpinCo Transfer (as defined in the Separation Agreement).

Dividends and Distributions
If SpinCo shall declare or make any dividend or distribution on the common stock of SpinCo, par value $0.01 per share (the “SpinCo Common Stock”), including, without limitation, any distribution of cash, stock or other securities, property or rights, options or warrants by way of a dividend, distribution, spin-off, reclassification or other similar transaction, but excluding any dividend or distribution consisting solely of shares of SpinCo Common Stock, holders of SpinCo Class C Preferred Stock will be entitled to receive such dividend or distribution at the same time as, and on a pro rata, as converted, basis with, holders of the SpinCo Common Stock.  Except as set forth in the immediately preceding sentence, no dividends will be paid on the SpinCo Class C Preferred Stock.

Conversion
The share (or fractional interests therein) of SpinCo Class C Preferred Stock will, at the holder’s option, be convertible into the right to receive a number of shares of SpinCo Common Stock equal to (1) the number of shares of SpinCo Common Stock issued and outstanding immediately before the Distribution multiplied by (2) 1.0232587.  The holder is not permitted to exercise the conversion right so long as the Merger Agreement is in effect. The conversion rate will be proportionally adjusted in the event of any share split or combination in respect of the SpinCo Common Stock or any issuance of SpinCo Common Stock as a dividend or distribution on SpinCo Common Stock.

Priority
The SpinCo Class C Preferred Stock will rank pari passu with the SpinCo Class A Preferred Stock and SpinCo Class B Preferred Stock and senior to the SpinCo Common Stock and to all other classes or series of equity securities of SpinCo with respect to all rights upon a liquidation, dissolution or winding up (a “Liquidation”).

Liquidation Preference
In the event of a Liquidation of SpinCo, the holders of the SpinCo Class C Preferred Stock would be entitled to receive, for each share of SpinCo Class C Preferred Stock held, an amount of proceeds equal to (x) $100 plus (y) the amount that would be received if the holders of SpinCo Class C Preferred Stock were to receive proceeds on a pro rata, as converted, basis with holders of the SpinCo Common Stock. The holders of the SpinCo Class C Preferred Stock will be entitled to receive the amount described in clause (x) prior to and in preference to any distribution of proceeds to the holders of the SpinCo Common Stock.

Voting Rights
The SpinCo Class C Preferred Stock will have no voting rights, except as set forth below or as otherwise required by applicable law. The SpinCo Class C Preferred Stock will have class voting rights for amendments to the SpinCo certificate of incorporation or the certificate of designations for the SpinCo Class C Preferred Stock (including those effected by way of merger of SpinCo with another entity) that adversely affect the rights, preferences, privileges or powers of the SpinCo Class C Preferred Stock; provided that any amendment that affects all SpinCo Common Stock equally and does not affect the rights, preferences, privileges or powers of the SpinCo Class C Preferred Stock except insofar as it so affects the SpinCo Common Stock to be issued on conversion of the SpinCo Class C Preferred Stock will not be deemed to adversely affect the rights, preferences, privileges or powers of the SpinCo Class C Preferred Stock.

Optional Redemption	The SpinCo Class C Preferred Stock will not be redeemable at the option of SpinCo.

No Mandatory Redemption	The holders of the SpinCo Class C Preferred Stock will not have a right to require SpinCo to redeem the SpinCo Class C Preferred Stock.

Transfer Restrictions	The SpinCo Class C Preferred Stock will be transferrable.

Mergers, etc.
For so long as the SpinCo Class C Preferred Stock is outstanding, SpinCo will not consummate a binding share exchange or reclassification involving the SpinCo Class C Preferred Stock or merge or consolidate with any other person unless the SpinCo Class C Preferred Stock either remains outstanding or is exchanged for equivalent securities of the surviving or acquiring company and, in each case, the SpinCo Class C Preferred Stock or such equivalent securities have such rights, preferences, privileges and powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and powers of the SpinCo Class C Preferred Stock immediately prior to such consummation, taken as a whole.  The restriction provided in the preceding sentence will not be applicable to, or otherwise deemed to prohibit or impede, the merger of SpinCo contemplated by that certain Agreement and Plan of Merger, dated as of May 20, 2018, among General Electric Company, Transportation Systems Holdings Inc., Westinghouse Air Brake Technologies Corporation and Wabtec US Rail Holdings, Inc., as amended. (the “Wabtec Merger”).

In the event of a merger or consolidation of SpinCo with, or sale, transfer, lease or conveyance of all or substantially all of the consolidated properties and assets of SpinCo and its subsidiaries to, another person, or reclassification or statutory exchange of the SpinCo Common Stock, in each case as a result of which the SpinCo Common Stock would be converted into, or exchanged for, securities, cash or other property, each share of SpinCo Class C Preferred Stock shall become convertible into the kind and amount of securities, cash and other property that the holder of such share would have been entitled to receive if such holder had converted its SpinCo Class C Preferred Stock into SpinCo Common Stock immediately prior to such event.  If such event causes the SpinCo Common Stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), then the property into which the SpinCo Class C Preferred Stock will be convertible shall be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of SpinCo Common Stock.  This paragraph will not be deemed to apply to the Wabtec Merger.

Certain Events
Each holder of SpinCo Class C Preferred Stock will be entitled to exercise any rights, options or warrants received pursuant to “Dividends and Distributions” above as if such holder held the number of shares of SpinCo Common Stock into which such holder’s shares of SpinCo Class C Preferred Stock are convertible.